Exhibit 99.1

JMU Limited to Hold Annual General Meeting on December 20, 2018

SHANGHAI, November 19, 2018—JMU Limited (NASDAQ: JMU) (“JMU” or the “Company”), a leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry in China, today announced that it will hold its annual general meeting of shareholders at North Guoquan Road 1688 Long, No. 75, Building A8, 6F, Yangpu District, Shanghai, People’s Republic of China, on December 20, 2018 at 10:00 a.m. (local time).

The Board of Directors of the Company has fixed the close of business on November 21, 2018 as the record date for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Holders of record of the Company’s ordinary shares at the close of business on the record date will be entitled to attend, and to vote at, the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the annual general meeting in person but must act through Citibank, N.A., the depositary of the Company’s ADS program, to exercise their voting rights for the underlying ordinary shares. In order to assist us in our preparation for the annual general meeting, please RSVP by email to zhangluna@ccjmu.com.

The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Investor Relations section of the Company’s website at http://ir.ccjmu.com.

The Company has filed its annual report on Form 20-F for the year ended December 31, 2017 (the “20-F”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2017, with the U.S. Securities and Exchange Commission. The 20-F can be accessed on the investor relations section of the Company’s website at http://ir.ccjmu.com. Holders of the Company’s ordinary shares or ADSs may obtain a hard copy of the 20-F free of charge upon request in writing to Investor Relations Department, JMU Limited, North Guoquan Road 1688 Long, No. 75, Building A8, 6F, Yangpu District, Shanghai, People’s Republic of China, or by email to zhangluna@ccjmu.com.

About JMU Limited

JMU Limited currently operates China's leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the catering industry. With the help of Internet and cloud technologies, JMU has the vision to reshape the procurement and distribution pattern and build a fair business ecosystem in the catering industry in China. JMU is further promoting the use of its platform for small- and medium-sized restaurants and restaurant chains in China.

Through cooperation with national and local industry associations and reputable restaurant groups across China, JMU has formed a leading industrial alliance and has great resource leverage in China's catering industry. JMU works closely with suppliers and customers in the catering industry, providing one-stop procurement services, as well as other value-added services. For more information, please visit: http://ir.ccjmu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim", "anticipate", "believe", "estimate", "expect", "going forward", "intend", "ought to", "plan", "project", "potential", "seek", "may", "might", "can", "could", "will", "would", "shall", "should", "is likely to" and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JMU's beliefs and expectations, the business outlook and quotations from management in this announcement, as well as JMU's strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. JMU's plan to enhance customer experience, upgrade infrastructure and increase service offerings might not be well received. JMU might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and JMU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Luna Zhang

JMU Limited

zhangluna@ccjmu.com

Tel: +86 (021) 6015-1166, ext. 8904

Bill Zima

ICR Inc.

bill.zima@icrinc.com

Tel: +1(203)-682-8200